CERTIFICATE OF QUALIFIED PERSON

To accompany the Report entitled “Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” which is effective as of September 9, 2026 and issued on October 20th, 2026 (the “Technical Report”) prepared for AYA Gold and Silver (the “Company”).

I, Cortney Palleske, P. Eng., do hereby certify:
1.I am currently employed as a Principal Geomechanics Consultant by RockEng Inc. (RockEng), located at 920 Princess Street, Suite 310, Kingston ON, Canada K7L 1H1.
2.I graduated from Queen’s University with a Bachelor of Applied Science in 2005 and a Master of Applied Science in 2014.
3.I am a registered member of EGBC (Engineers and Geoscientists of British Columbia, membership #49303), OIQ (Ordre des Ingénieurs du Québec, membership #6076971), and PEO (Professional Engineers Ontario, membership #100548665).
4.I have worked as an Engineer in Geomechanics since my graduation from university in 2005. I have 20 years of experience in geomechanical engineering consulting and have worked on open pit and underground mining projects at all stages from scoping to operations and closure planning.
5.I have read the definition of “qualified person” set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101;
6.I am independent of the issuer in accordance with the application of section 1.5 of National Instrument 43-101.
7.I am responsible for Sections 16.2 and parts of Sections 25, 27.
8.I have visited the Boumadine project site from June 5 to 7, 2024 and from July 7 to 16, 2026.
9.I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this Report.
10.I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 20th day of October 2026

“Original Signed and Sealed”
Cortney Palleske, P.Eng. RockEng Inc.